UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number 001-35052
Adecoagro S.A.
(Translation of registrant’s name into English)
13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                                        .

ANNUAL GENERAL MEETING OF SHAREHOLDERS
     This report contains the registrant’s notice and agenda for its Annual General Meeting of Shareholders to be held on April 20, 2011, together with a copy of the form of proxy to be solicited by the registrant.
     The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.
     The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
     The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) the implementation of the registrant’s business strategy, including its development of the Ivinhema project; (iii) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (iv) the implementation of the registrant’s financing strategy and capital expenditure plan; (v) the maintenance of the registrant’s relationships with its customers; (vi) the competitive nature of the industries in which the registrant operates; (vii) the cost and availability of financing; (viii) future demand for the commodities the registrant produces; (ix) international prices for commodities; (x) the condition of the registrant’s land holdings; (xi) the development of the logistics and infrastructure for transportation of the registrant’s productions in the countries where it operates; (xii) the performance of the South American and world economies; (xiii) weather and other natural phenomena; (xiv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and (xv) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including environmental laws and regulations; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
     These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
     The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.
By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: April 7, 2011

Adecoagro S.A.
Société Anonyme
13-15, avenue de la Liberté,
L-1931 Luxembourg
R.C.S. Luxembourg: B 153.681
(the “Company“)
Convening Notice to the
Annual General Meeting of Shareholders
to be held on April 20, 2011 at 4.pm (CET)
at 13-15, avenue de la Liberté,
L-1931 Luxembourg
Dear Shareholders
You are hereby convened to the Annual General Meeting of Adecoagro S.A. to be held on April 20, 2011 at 4.pm (CET) at 13-15, avenue de la Liberté, L-1931 Luxembourg with the following agenda:
Agenda
1.	Presentation of the Board of Directors’ management report and the auditors’ reports on the Consolidated Financial Statements as of and for the years ended December 31, 2010, 2009, and 2008 of the Company and the Company’s annual accounts as of December 31, 2010.

2.	Approval of the Consolidated Financial Statements as of and for the years ended December 31, 2010, 2009, and 2008.

3.	Approval of the Company’s annual accounts as of December 31, 2010.

4.	Allocation of results for the year ended December 31, 2010.

5.	Vote on discharge (quitus) of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2010.

6.	Compensation of members of the Board of Directors.

7.	Appointment of PricewaterhouseCoopers S.àr.l., réviseur d’entreprises agréé appointed as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2011.
Resolutions at the Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of Shares represented.

Any shareholder who holds one or more share(s) of the Company on March 30, 2011 (the “Record Date”) shall be admitted to the Meeting and may attend the Meeting in person or vote by proxy.
Those shareholders who have sold their Shares between the Record Date and the date of the Meeting cannot attend the Meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.
Attached to this notice is a proxy card which you will need to complete in order to vote your Shares by proxy. Proxy cards must be received by the tabulation agent no later than 3:00 p.m. New York City Time on April 19, 2011 in order for such votes to count.
Please consult the Company’s website as to the procedures for attending the meeting or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.
Copies of the Consolidated Financial Statements as of and for the years ended December 31, 2010, 2009, and 2008 of the Company and the Company’s annual accounts as of December 31, 2010 together with the relevant management and audit reports are available on the Company’s website www.adecoagro.com and may also be obtained free of charge at the Company’s registered office in Luxembourg.
Yours faithfully
The Board of Directors

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. ADECOAGRO S.A. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope. 97668 FOLD AND DETACH HERE THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” Please mark your votes as ITEMS 1 THROUGH 6. indicated in this example X FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN 1 . Approval of the Consolidated Financial Statements 4. Vote on discharge (quitus) of the members of the as of and for the years ended December 31, 2010, Board of Directors for the exercise of their mandate 2009, and 2008. during the year ended December 31, 2010. 2 . Approval of the Company’s annual accounts as 5. Compensation of the members of the Board of of December 31, 2010. Directors. 3. Allocation of results for the year ended 6. Appointment of PricewaterhouseCoopers S.àr.l., December 31, 2010. réviseur d’entreprises agréé as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2011. Mark Here for Address Change or Comments SEE REVERSE NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature Signature Date Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders. The Notice of Meeting is available at: http://www.adecoagro.com

FOLD AND DETACH HERE PROXY ADECOAGRO S.A. Annual General Meeting of Shareholders — April 20, 2011 THIS PROXY IS SOLICITED BY THE COMPANY The undersigned hereby appoints Mariano Bosch and Emilio F. Gnecco, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of Adecoagro S.A. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual General Meeting of Shareholders of the company to be held April 20, 2011 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting. Address Change/Comments (Mark the corresponding box on the reverse side) BNY MELLON SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250 (Continued and to be marked, dated and signed, on the other side) 97668